

Mail Stop 3561

April 13, 2016

Richard K. Pertile
President and Chief Executive Officer
Acacia Diversified Holdings, Inc.
13575 58th Street North #138
Clearwater, FL 33760

> **Re: Acacia Diversified Holdings, Inc.**
> **Schedule 14C Revised**
> **Filed March 22, 2016**
> **File No. 001-14088**
>
> **Amendment No. 1 to Form 8-K**
> **Filed March 30, 2016**
> **File No. 001-14088**

Dear Mr. Pertile:

We have reviewed your March 22, 2016 and March 30, 2016 responses to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2016 letter.

Schedule 14C

General

1. We note your response to our prior comment 1. Please provide the information required by Item 303 of Regulation S-K, as required by Item 13 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Richard K. Pertile
Acacia Diversified Holdings, Inc.
April 13, 2016
Page 2

Letter to Shareholders

2. We note your response to our prior comment 2 and the added disclosure to the letter to shareholders that the Company may not have provided sufficient legal notice. Please revise to clarify that you are referring to Rule 14c-2(b) under the Exchange Act, for distribution of Information Statements.

3. We also note that you indicate that you are seeking shareholder approval for the actions taken by written consent on January 15, 2016 at your annual meeting. However, we do not see an indication in the Definitive Proxy Statement filed February 10, 2016 that you are seeking shareholder approval for these corporate actions. Please revise this preliminary Information Statement to take out statements regarding seeking shareholder approval for these actions at the annual meeting in the letter to shareholders, and throughout as necessary, as these corporate actions appear to have already been done by written consent, or advise. To the extent you are planning to have any vote on these actions at the annual meeting, please explain to us how you plan to do that, given the acquisition has already taken place and the Definitive Proxy Statement for your annual meeting does not indicate a vote taking place on these matters. Refer generally to Rule 14a-4 under the Exchange Act. We may have further comment once we review your response.

Form 8-K/A

4. Please provide the information requested in Item 103 of Regulation S-K.

5. Please also provide the information requested in Item 403 of Regulation S-K.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3210 with any questions you may have.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure